As filed with the Securities and Exchange Commission on April 6, 2004

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Andrea Electronics Corporation

(Exact name of registrant as specified in its charter)

New York	11-0482020
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

45 Melville Park Road

Melville, New York 11747

(631) 719-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul E. Donofrio Chief Executive Officer & President Andrea Electronics Corporation 45 Melville Park Road Melville, New York 11747 (631) 719-1800	Copies to: Lawrence M.F. Spaccasi, Esq. Thomas J. Haggerty, Esq. Muldoon Murphy Faucette & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 (202) 362-0840
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock	15,439,594	$0.24	$3,705,503	$470

(1)	Shares of common stock that may be offered pursuant to this registration statement consist of shares that may be issuable upon conversion of Series D Convertible Preferred Stock and upon exercise of common stock warrants, plus an indeterminate number of shares that may be issued as a result of an adjustment in the amount of shares to be issued upon a conversion of Series D Convertible Preferred Stock or an exercise of warrants as a result of any stock split, stock dividend or similar transaction, as provided by Rule 416 under the Securities Act.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices for shares of common stock as reported on the American Stock Exchange on April 2, 2004.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state which the offer or sale is not permitted.

Subject to Completion, Dated                     , 2004

PRELIMINARY PROSPECTUS

Andrea Electronics Corporation

15,439,594 Shares

Common Stock

This prospectus relates to 15,439,594 shares of our common stock issued or issuable upon conversion of our Series D Convertible Preferred Stock and upon exercise of warrants to purchase shares of our common stock described under “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Warrants” in this prospectus. The shares may be sold from time to time by the Selling Stockholders identified in this prospectus on the American Stock Exchange or any other market or trading facility on which shares may be traded or in private transactions, at fixed or negotiated prices.

We will not receive any of the proceeds from the sale of these shares by the Selling Stockholders, although we have paid the expenses of preparing this prospectus and the related registration statement. We receive proceeds from the sale of shares of Series D Convertible Preferred Stock and the related warrants and proceeds from exercise for cash of the warrants for common stock.

Our common stock is quoted on the American Stock Exchange under the symbol “AND.” On                     , 2004, the last reported sale price for the common stock on the American Stock Exchange was $             per share.

Investing in the common stock involves a high degree of risk. You should carefully read the “Risk Factors” section of this prospectus beginning on page     .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May     , 2004.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. See “Incorporation of Certain Information By Reference.” This information is available without charge to you upon written request to our Corporate Secretary at Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York 11747.

Prospectus Summary

This summary highlights selected information from this document and does not contain all of the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference into this prospectus, before making an investment decision. In particular, our financial statements and related notes are not included in this prospectus, but are incorporated by reference from the documents listed under the caption “Incorporation of Certain Documents by Reference” located at the end of this prospectus.

Andrea Electronics Corporation

Andrea Electronics Corporation is incorporated under the laws of the State of New York and has been engaged in the electronic communications industry since 1934. We design, develop and manufacturer state-of-the-art microphone technologies and products for enhancing speech-based applications software and communications that require high quality, clear voice signals. Our technologies eliminate unwanted background noise to enable the optimum performance of various speech-based and audio applications.

The Offering

On behalf of the Selling Stockholders identified later in this prospectus, we are registering for resale 15,439,594 shares of common stock comprised of:

■	10,000,000 shares of common stock which have been issued or are issuable upon conversion of up to 2,500,000 shares of Series D Convertible Preferred Stock; and

■	5,439,594 shares of common stock which have been issued or are issuable upon exercise of warrants.

You should read the following information about us, together with the more detailed information about the securities underlying this offering, contained elsewhere in this prospectus. In particular, you should read the section entitled “Risk Factors,” which explains that your investment in shares of our common stock involves a high degree of risk.

Risk Factors

An investment in our common stock involves a high degree of risk. You should consider carefully, along with other factors, the following risks and should consult with your own legal, tax and financial advisors.

If we fail to maintain access to funds sufficient to meet our operating needs, we may be required to significantly reduce, sell, or refocus, our operations, our business, results of operations and financial condition could be materially and adversely effected, our common stock could be delisted from the American Stock Exchange and/or we could be unable to continue operations.

In order to be a viable entity, we need to achieve profitable operations. To accomplish that we need to increase revenues and/or decrease expenses significantly. We could also need to sell additional assets or raise capital as a means of funding continued operations. In recent years, we have sustained significant operating losses. Since 1997, we have been unable to generate sufficient cash flow from operations to meet our operating needs and, correspondingly, from time to time during the past several years, we have raised additional capital from external sources. We may have to continue to raise additional capital from external sources. These sources may include private or public financings through the issuance of debt, convertible debt or equity, or collaborative arrangements. Such additional capital and funding may not be available on favorable terms, if at all. Additionally, we may only be able to obtain additional capital or funds through arrangements that require us to relinquish rights to our products, technologies or potential markets, in whole or in part, or result in our sale. On February 20, 2004, we entered into a Securities Purchase Agreement pursuant to which the Selling Stockholders (excluding Knightsbridge Capital Holdings) agreed to invest a total of $2.5 million in the Company. Pursuant to the terms of the Securities Purchase Agreement, we received $1.25 million on February 23, 2004, and subject to approval by the Company’s shareholders and registration with the Commission of the common shares underlying the Series D Convertible Preferred Stock and warrants, such Selling Stockholders have agreed to invest an additional $1.25 million. As a result, we believe that we have sufficient liquidity to continue our operations at least through December 2004. We have revised our business strategies to reduce our expenses and capital expenditures, but we still do not generate sufficient cash flow from operations to meet our operating needs and we cannot assure you that we will be successful in generating a positive cash flows or obtaining access to additional sources of funding in amounts necessary to continue our operations. Failure to maintain sufficient access to sufficient funds may also result in our delisting from the American Stock Exchange and our inability to continue operations. (See Note 1 of our Consolidated Financial Statements in our Form 10-KSB for our year ended December 31, 2003, incorporated by reference herein.)

Our operating results are subject to significant fluctuation, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them as indications of our future performance.

Our results of operations have historically been and are subject to continued substantial annual and quarterly fluctuations. The causes of these fluctuations include, among other things:

•	the volume of sales of our products under our collaborative marketing arrangements;

•	the cost of development of our products;

•	the mix of products we sell;

•	the mix of distribution channels we use;

•	the timing of our new product releases and those of our competitors;

•	fluctuations in the computer and communications hardware and software marketplace;

•	general economic conditions.

We cannot assure that the level of sales and gross profit, if any, that we achieve in any particular fiscal period will not be significantly lower than in other fiscal periods. Our revenues for the year ended December 31, 2003 were approximately $5.1 million versus $3.9 million in the year ended December 31, 2002. Net loss applicable to common shareholders for the year ended December 31, 2003 was approximately $4.7 million, or $0.20 per share on a basic and diluted basis, versus net loss applicable to common shareholders of approximately $21.1 million, or $1.12 on a basic and diluted basis for the year ended December 31, 2002. During 2003, we continued to experience cash flow constraints. While we continue to explore opportunities to grow sales in other business areas, we are also examining additional opportunities for cost-reduction, production efficiencies and further diversification of our business. Although we intend to continue improving cash flows by reducing overall expenses, we may not be able to easily and quickly implement such initiatives and, if our revenues continue to decline, our net income or loss may be disproportionately affected. Furthermore, our acquisition in 1998 of Lamar Signal Processing, Ltd. resulted in a substantial amount of goodwill and other intangible assets. The amortization of these intangible assets has had, and will continue to have, a negative, non-cash impact on our results of operations (other than goodwill). At December 31, 2003 we recorded an impairment charge of approximately $2.4 million to our Core Technology associated with the Lamar acquisition. In addition, at December 31, 2002, we recorded an impairment charge of approximately $12.5 million as a cumulative effect of a change in accounting principle to write off the entire goodwill associated with the Lamar acquisition. As a result of all the above factors, we expect to continue to accumulate losses and the market price of our common stock could decline and/or continue to fluctuate.

Shares eligible for future sale may have an adverse effect on market price and you may experience substantial dilution.

Sales of a substantial number of shares of our common stock in the public market could have the effect of depressing the prevailing market price of our common stock. Of the 200,000,000 shares of common stock presently authorized, 46,003,604 were outstanding as of March 26, 2004. The number of shares outstanding does not include an aggregate of 32,475,270 shares of common stock, a number equal to 71% of the 46,003,604 outstanding shares, which represent 5,463,125 shares reserved for issuance upon exercise of outstanding awards granted under our 1991 Performance Equity Plan and 1998 Stock Plan; 11,572,551 shares that are issuable upon conversion of the Series C Convertible Preferred Stock; 10,000,000 shares issuable upon conversion of the Series D Convertible Preferred Stock outstanding or committed to be issued subject to stockholder approval; and 5,439,594 shares issuable upon exercise of warrants outstanding or committed to be issued subject to stockholder approval.

Conversions of our Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and related warrants may result in substantial dilution to other holders of our common stock.

As of March 26, 2004, we had approximately 252.9 shares of Series C Preferred Stock, 1,250,000 shares of Series D Preferred Stock and 2,877,094 common stock warrants outstanding. The Selling Stockholders have also agreed to purchase an additional 1,250,000 shares of Series D Convertible Preferred Stock and warrants convertible into or exercisable for an aggregate of 7,500,000 shares of common stock, subject to the approval of our stockholders. The issuance of shares of common stock upon conversion of the Series C Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, not to beneficially own in excess of 9.99% of the outstanding shares of common stock. We have agreed to request the approval of our stockholders to amend the terms of the Series C Preferred Stock to eliminate the 9.99% restriction referenced above. The issuance of shares of common stock upon conversion of the Series D Convertible Preferred Stock and the warrants are limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% of then outstanding shares of our common stock, except that each holder has a right to terminate such limitation upon 61 days notice to us. Beneficial ownership for purposes of calculation of such percentage limitations does not include shares whose acquisition is subject to similar limitations. If all shares of the Series C and Series D Convertible Preferred Stock and warrants, which are outstanding or committed to be issued, subject to stockholder approval, are assumed to be converted into or exercised for shares of common stock, the number of new shares of common stock required to be issued as a result would aggregate 27,012,145 shares, which would represent 59% of the then outstanding shares of common stock.

Short sales of our common stock may be attracted by or accompany conversions of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, which sales may cause downward pressure upon the price of our common stock.

Short sales of our common stock may be attracted by or accompany the sale of converted common stock, which in the aggregate could cause downward pressure upon the price of the common stock, regardless of our operating results, thereby attracting additional short sales of the common stock. The result of conversions of the Series C and Series D Convertible Preferred Stock at declining conversion prices would be increasing and substantial dilution of the interests of the other holders of common stock.

If we fail to market and commercialize our Andrea DSP Microphone and Audio Software products, or continue to develop Andrea Anti-Noise Headset products, our revenues may not increase at a high enough rate to improve our results of operations or may not increase at all.

Our business, results of operations and financial condition depend on the successful commercialization of our Andrea DSP Microphone and Audio Software products and technologies. We introduced our first Andrea DSP Microphone products in 1998 and we continued to introduce complementary products and technologies over the last several years. We are primarily targeting these products at the desktop computer market, the audio and video conferencing markets and the market for in-vehicle computing, among others. The success of these products is subject to the risks frequently encountered by companies in an early stage of product commercialization, particularly companies in the computing and communications industries. Since we began sales of our initial Andrea Anti-Noise Headset products in 1995, we have developed and introduced new products in this line.

If we are unable to obtain market acceptance of Andrea DSP Microphone and Audio Software products and technologies or if market acceptance of these products and technologies occurs at a slow rate, then our business, results of operations and financial condition will be materially and adversely affected.

We, and our competitors, are focused on developing and commercializing products and technologies that enhance the use of voice, particularly in noisy environments, for a broad range of computer and communications applications. These products and technologies have been rapidly evolving and the number of our competitors has grown, but the markets for these products and technologies are subject to a high level of uncertainty and have been developing slowly. We, alone or together with our industry, may be unsuccessful in obtaining market acceptance of these products and technologies.

If we fail to develop and successfully introduce new products and technologies in response to competition and evolving technology, we may not be able to attract new customers or retain current customers.

The markets in which we sell our Andrea DSP Microphone and Audio Software and Andrea Anti-Noise Headset products are highly competitive. We may not compete successfully with any of our competitors. Most of our current and potential competitors have significantly greater financial, technology development, marketing, technical support and other resources than we do. Consequently, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, and sale of their products than we can. One or more of these competitors may independently develop technologies that are substantially equivalent or superior to our technology. The introduction of products incorporating new technologies could render our products obsolete and unmarketable and could exert price pressures on existing products.

We are currently engaged in the development of digital signal processing products and technologies for the voice, speech and natural language interface markets. We may not succeed in developing these new digital signal processing products and technologies, and any of these new digital signal processing products or technologies may not gain market acceptance.

Further, the markets for our products and technologies are characterized by evolving industry and governmental standards and specifications that may require us to devote substantial time and expense to adapt our products and technologies. For example, certain of our Andrea DSP Microphone and Audio Software and Andrea Anti-Noise Headset products are subject to the Federal Communications Commission (FCC requirements). We may not successfully anticipate and adapt our products and technologies in a cost effective and timely manner to changes in technology and industry standards or to introductions of new products and technologies by others that render our then existing products and technologies obsolete.

If our marketing collaborators do not effectively market those of their products with which our products are included or incorporated, our sales growth will be adversely affected.

We have entered into collaborative and distribution arrangements with software publishers and computer hardware manufacturers relating to the marketing and sale of Andrea DSP Microphone and Audio Software products through inclusion or incorporation with the products of our collaborators. Our success will therefore be dependent to a substantial degree on the efforts of these collaborators to market their products with which our products are included or incorporated. Our collaborators may not successfully market these products. In addition, our collaborators generally are not contractually obligated to any minimum level of sales of our products or technologies, and we have no control over their marketing efforts. Furthermore, our collaborators may develop their own microphone, earphone or headset products that may replace our products or technologies or to which they may give higher priority.

Shortages of, or interruptions in, the supply of more specialized components for our products could have a material adverse effect on our sales of these products.

We conduct low volume assembly operations of our DSP Microphone and Audio Software products at our facility in Israel. As sales of any particular product increases, assembly operations are transferred to subcontractors (primarily in the Far East) using purchased components. Some specialized components for the Andrea DSP Microphone and Audio Software products and Andrea Anti-Noise products, such as microphones and digital signal processing boards are available from a limited number of suppliers (in some cases foreign) and subject to long lead times. We may not be able to continue to obtain sufficient supplies of these more specialized components, particularly if the sales of our products increase substantially or market demand for these components otherwise increases. If our subcontractors fail to meet our production and shipment schedules, our business, results of operations and financial condition would be materially and adversely affected.

Our ability to compete may be limited by our failure to adequately protect our intellectual property or by patents granted to third parties.

We rely on a combination of patents, patent applications, trade secrets, copyrights, trademarks, nondisclosure agreements with our employees, licensees and potential licensees, limited access to and dissemination of our proprietary information, and other measures to protect our intellectual property and proprietary rights. However, the steps that we have taken to protect our intellectual property may not prevent its misappropriation or circumvention. In addition, numerous patents have been granted to other parties in the fields of noise cancellation, noise reduction, computer voice recognition, digital signal processing and related subject matter. We expect that products in these fields will increasingly be subject to claims under these patents as the numbers of products and competitors in these fields grow and the functionality of products overlap. Claims of this type could have an adverse effect on our ability to manufacture and market our products or to develop new products and technologies, because the parties holding these patents may refuse to grant licenses or only grant licenses with onerous royalty requirements. Moreover, the laws of other countries do not protect our proprietary rights to our technologies to the same extent as the laws of the United States.

An unfavorable ruling in any current litigation proceeding or future proceeding may adversely affect our business, results of operations and financial condition.

From time to time we are subject to litigation incidental to our business. For example, we are subject to the risk of adverse claims, interference proceedings before the U.S. Patent and Trademark Office, oppositions to patent applications outside the United States, and litigation alleging infringement of the proprietary rights of others. Litigation to establish the validity of patents, to assert infringement claims against others, and to defend against patent infringement claims can be expensive and time-consuming, even if the outcome is in our favor.

Changes in economic and political conditions outside the United States could adversely affect our business, results of operations and financial condition.

We generate sales to regions outside the United States, particularly in Europe and areas in the Americas and Asia. For the years ended December 31, 2003 and 2002, sales to customers outside the United States accounted for approximately 10% and 19%, respectively, of our net sales. International sales and operations are subject to a number of risks, including:

•	trade restrictions in the form of license requirements;

•	restrictions on exports and imports and other government controls;

•	changes in tariffs and taxes;

•	difficulties in staffing and managing international operations;

•	problems in establishing and managing distributor relationships;

•	general economic conditions; and

•	political and economic instability or conflict.

To date, we have invoiced our international sales in U.S. dollars, and have not engaged in any foreign exchange or hedging transactions. We may not continue to be able to invoice all of our sales in U.S. dollars and to avoid engaging in foreign exchange or hedging transactions. If we are required to invoice any material amount of international sales in non-U.S. currencies, fluctuations in the value of non-U.S. currencies relative to the U.S. dollar may adversely affect our business, results of operations and financial condition or require us to incur hedging costs to counter such fluctuations.

We face risk from operating in Israel.

One of our research and development and customer support facilities is located in the State of Israel and, as a result, certain of our key research and development employees are located there as well. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a state of hostility has existed varying in degree and intensity between Israel and Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved.

If we are unable to attract and retain the necessary managerial, technical and other personnel necessary for our business, then our business, results of operations and financial condition will be harmed.

Our performance is substantially dependent on the performance of our executive officers and key employees. The loss of the services of any of these executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition. Our future success depends on our continuing ability to attract and retain highly qualified managers and technical personnel. As of the date of this filing, our Board of Directors is in the process of negotiating an employment contract with the President and Chief Executive Officer of the Company. Competition for qualified personnel is intense and we may not be able to attract, assimilate or retain qualified personnel in the future.

Andrea Electronics Corporation

Overview

Andrea Electronics Corporation is incorporated under the laws of the State of New York and has been engaged in the electronic communications industry since 1934. We design, develop and manufacturer state-of-the-art microphone technologies and products for enhancing speech-based applications software and communications that require high quality, clear voice signals. Our technologies eliminate unwanted background noise to enable the optimum performance of various speech-based and audio applications.

Our common stock is listed on the American Stock Exchange under the symbol “AND.”

Our Products. Our products and technologies optimize the performance of speech-based applications and audio applications in primarily the following markets:

■	personal computing (primarily for speech recognition applications and voice communication over the Internet);

■	audio/video conferencing;

■	in-vehicle communications (to enable undeterred, hands-free communication); and

■	call centers.

Andrea Digital Signal Processing (“DSP”) Microphone and Audio Software. Our patented and patent-pending digital noise canceling technologies enable a speaker to be several feet from the microphone, and free the speaker from having to hold the microphone (we refer to this capability as “far-field” microphone use). Our Digital Super Directional Array (“DSDA”) and Direction Finding and Tracking Array (“DFTA”) microphone products convert sound received by an array of microphones in a product into digital signals that are then processed to cancel background noise from the signal to be transmitted. These two adaptive technologies represent the core technologies within our portfolio of far-field technologies. In addition to DSDA and DFTA, we have developed and commercialized several other digital, far-field noise canceling technologies, including, among others, Andrea PureAudio, a leading technology for canceling unwanted stationary noises and Andrea EchoStop, a high-quality acoustic echo canceller.

All of our digital, far-field microphone technologies are software-based and operate using either a dedicated DSP or a general purpose processor (for example, the Pentium) and the software, which may encompass one or all of our far-field noise canceling technologies, can be applied to improve the performance of a single microphone or multiple microphones. In addition, our digital, far-field, noise canceling technologies can be tailored and implemented into various form factors, for example, into the monitor of a PC, a rear view mirror, or a personal digital assistant, and can be used individually or combined depending on particular customer requirements.

We are currently targeting our far-field technologies primarily at (1) the desktop computing market (primarily through our relationship with Analog Devices, Inc. (“Analog Devices”), (2) the video and audio conferencing market, and (3) the market for personal computers designed for use in automobiles, trucks and buses to control satellite-based navigation systems and other devices within vehicles. Our far-field, digital noise canceling technologies and related products, together with implementations of other high-end audio technologies (for example, our Active Noise Reduction technology), comprise our Andrea DSP Microphone and Audio Software line of business. Sales of such technologies and products during the years ended December 31, 2003 and 2002 approximated 46% and 42%, respectively, of our total net revenues. We dedicate the majority of our marketing and research and development resources to this business segment, as we believe that communication products will increasingly require high performance, untethered (hands-free and headset-free) microphone technology.

Andrea Anti-Noise Headset Product Business. Our headset microphone products help to ensure clear speech in personal computer and telephone headset applications. Our Active Noise Cancellation microphone technology uses electronic circuits that distinguish a speaker’s voice from background noise in the speaker’s environment and then cancels the noise from the signal to be transmitted by the microphone. Our Active Noise Reduction headphone products use electronic circuits that distinguish the signal coming through an earphone from background noise in the listener’s environment and then reduces the noise heard by the listener. Together with our lower-end noise canceling headset products and our call center headset products that we launched during 2002, these products comprise our Andrea Anti-Noise Headset Product segment. During the years ended December 31, 2003 and 2002 our Andrea Anti-Noise Headset Product segment approximated 54% and 58%, respectively, of our total net revenues.

Forward Looking Statements

We make certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, throughout this prospectus and in the documents we incorporate by reference into this prospectus. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” variations of such words, and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations, estimates and projections about our business and industry, our beliefs and certain assumptions made by our management. Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties including economic, competitive, governmental, technological and other factors which may affect our business and prospects.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus include, but are not limited to, those identified in this prospectus under “Risk Factors” and those described in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-KSB for the fiscal year ended December 31, 2003 and in any other filings which are incorporated by reference in this prospectus.

You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Forward-looking statements in this prospectus speak only as of the date of this prospectus. We have ongoing disclosure obligations under the federal securities laws to file periodic quarterly and annual reports as well as current reports that cover events that are material to our business, results of operations and financial condition. These reports could contain information that reflect subsequent developments relating to forward-looking statements in this prospectus. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Use of Proceeds

All of the shares of common stock offered hereby are being offered for the account of the Selling Stockholders. We will not receive any proceeds from the sale by the Selling Stockholders of the common stock made pursuant to this registration statement. The net proceeds received or to be received by us in connection with the sale and issuance of the Series D Convertible Preferred Stock and the warrants and upon exercise of the warrants have been and will continue to be used for working capital and general corporate purposes, including the expansion of our sales and marketing capabilities for the commercialization of our anti-noise products and the continuation of our research and development activities.

Selling Stockholders

We are registering the shares in order to permit the Selling Stockholders to offer the shares of our common stock for resale from time to time. This prospectus covers the resale by Selling Stockholders of an aggregate of 15,439,594 shares of common stock of which 10,000,000 shares have been or are issuable upon conversion of Series D Convertible Preferred Stock and 5,439,594 shares have been or are issuable upon exercise of warrants.

1,250,000 shares of Series D Convertible Preferred Stock and warrants, convertible into or exercisable for a total of 7,500,000 shares of our common stock, were acquired by the Selling Stockholders (other than Knightsbridge Capital Holding LLC) as of February 23, 2004 pursuant to the Securities Purchase Agreement. An additional 1,250,000 shares of Series D Convertible Preferred Stock and warrants, convertible into or exercisable for a total of an additional 7,500,000 shares of our common stock, are issuable to the Selling Stockholders pursuant to that Securities Purchase Agreement, subject to stockholder approval. Warrants, exercisable into 377,094 shares of our common stock were acquired by Knightsbridge Holdings, on February 23, 2004, as partial payment for acting as financial advisor to us in connection with that Securities Purchase Agreement, and a purchase by certain of the Selling Stockholders of shares of our Series C Convertible Preferred Stock from the previous holder. We will issue additional warrants convertible into 62,500 shares of our common stock to Knightsbridge Capital Holdings, upon issuance of the additional 1,250,000 shares of Series D Convertible Preferred Stock and warrants, subject to stockholder approval. As part of the conditions of the purchase by the Selling Stockholders, we agreed to register for resale by the Selling Stockholders the shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the warrants.

None of the Selling Stockholders is one of our directors or executive officers or a five percent or greater shareholder affiliate of ours.

The following table sets forth the names of the Selling Stockholders, the number of shares of common stock owned beneficially by the Selling Stockholders, calculated in the manner described below, the number of shares which may be offered pursuant to this prospectus and the number of shares and percentage of class to be owned by each of the Selling Stockholders after this offering. The Selling Stockholders may sell all, some or none of its shares offered in this offering. See “Plan of Distribution.”

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to The Offering(1)	Shares Offered By This Prospectus(2)	Shares Beneficially Owned After the Offering (1)(2)
Alpha Capital Aktiengesellschaft	6,455,946(3)(4)(5)	2,571,426	3,884,520
Congregation Mishkan Sholom Incorporated	694,727(3)(4)(6)	428,568	266,159
Stonestreet Limited Partnership	2,762,002(3)(4)(7)	857,142	1,904,860
Greenwich Growth Fund Limited	552,401(3)(4)(8)	171,432	380,969
Whalehaven Funds Limited	171,432(3)(9)	171,432	—
Ellis International Ltd.	1,762,002(3)(4)(10)	857,142	904,860

Longview Equity Fund, LP	972,240(3)(4)(11)	514,284	457,956
Longview International Equity Fund, LP	324,080(3)(4)(12)	171,432	152,648
Longview Fund LP	1,714,848(3)(4)(13)	1,028,574	686,274
Enable Growth Partners	2,571,456(3)(4)(14)	857,142	1,714,314
Redwood Capital Partners, Inc.	600,000(3)(15)	600,000	—
Camden International Ltd.	514,284(3)(16)	514,284	—
Gamma Opportunity Capital Partners, LP	1,695,286(3)(4)(17)	857,142	838,144
Domino International Ltd.	743,920(3)(4)(18)	514,284	229,636
Palisades Master Fund, LP	1,714,284(3)(19)	1,714,284	—
Lucrative Investments	323,643(3)(4)(20)	171,432	152,211
Advantage Fund I, LLC	1,500,000(3)(21)	1,500,000	—
GRQ Consultants, Inc.	900,000(3)(22)	900,000	—
S.O.S. Resource Services, Inc.	600,000(3)(23)	600,000	—
Knightsbridge Holdings LLC	439,594(24)	439,594	—

(1)	Calculated based on Rule13d-3(d)(i) under the Securities Exchange Act of 1934 using 46,003,604 shares of common stock outstanding as of March 26, 2004, and assuming that shares of Series C and Series D Convertible Preferred Stock and warrants that are issued or issuable, subject to stockholders’ approval, have been converted or exercised by the Selling Stockholders.
(2)	Assumes that all shares of common stock issuable upon conversion of Series D Convertible Preferred Stock and exercise of warrants will be sold by each Selling Stockholder pursuant to this offering and that no other shares of common stock beneficially owned by the Selling Stockholder will be transferred or otherwise disposed of by it.
(3)	The issuance of shares of common stock upon conversion of the Series D Convertible Preferred Stock or exercise of warrants is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% of then outstanding shares of our common stock except that each holder has a right to terminate such limitation upon 61 days notice to us.
(4)	The issuance of shares of common stock upon conversion of the Series C Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, not to beneficially own in excess of 9.99% of the outstanding shares of common stock. We have agreed to request the approval of our stockholders to amend the terms of the Series C Preferred Stock to eliminate the 9.99% restriction referenced above.
(5)	Represents: 1,714,284 shares of common stock issuable upon conversion of 428,571 shares of Series D Convertible Preferred Stock; 857,142 shares of common stock issuable upon exercise of warrants; and 3,884,520 shares of common stock issuable upon conversion of 84.9 shares of Series C Convertible Preferred Stock.
(6)	Represents: 285,712 shares of common stock issuable upon conversion of 71,428 shares of Series D Convertible Preferred Stock; and 142,856 shares of common stock issuable upon exercise of warrants; and 266,159 shares of common stock issuable upon conversion of 5.8 shares of Series C Convertible Preferred Stock.
(7)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and

1,904,860 shares of common stock issuable upon conversion of 41.6 shares of Series C Convertible Preferred Stock.

(8)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; 57,144 shares of common stock issuable upon exercise of warrants; and 380,969 shares of common stock issuable upon conversion of 8.3 shares of Series C Convertible Preferred Stock.
(9)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; and 57,144 shares of common stock issuable upon exercise of warrants.
(10)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and 904,860 shares of common stock issuable upon conversion of 19.8 shares of Series C Convertible Preferred Stock.
(11)	Represents: 342,856 shares of common stock issuable upon conversion of 85,714 shares of Series D Convertible Preferred Stock; 171,428 shares of common stock issuable upon exercise of warrants; and 457,956 shares of common stock issuable upon conversion of 10.0 shares of Series C Convertible Preferred Stock.
(12)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; 57,144 shares of common stock issuable upon exercise of warrants; and 152,648 shares of common stock issuable upon conversion of 3.3 shares of Series C Convertible Preferred Stock.
(13)	Represents: 685,716 shares of common stock issuable upon conversion of 171,429 shares of Series D Convertible Preferred Stock; 342,858 shares of common stock issuable upon exercise of warrants; and 686,274 shares of common stock issuable upon conversion of 15.0 shares of Series C Convertible Preferred Stock.
(14)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and 1,714,314 shares of common stock issuable upon conversion of 37.5 shares of Series C Convertible Preferred Stock.
(15)	Represents: 400,000 shares of common stock issuable upon conversion of 100,000 shares of Series D Convertible Preferred Stock; and 200,000 shares of common stock issuable upon exercise of warrants.
(16)	Represents: 342,856 shares of common stock issuable upon conversion of 85,714 shares of Series D Convertible Preferred Stock; and 171,428 shares of common stock issuable upon exercise of warrants.
(17)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and 838,144 shares of common stock issuable upon conversion of 18.3 shares of Series C Convertible Preferred Stock.
(18)	Represents: 342,856 shares of common stock issuable upon conversion of 85,714 shares of Series D Convertible Preferred Stock; 171,428 shares of common stock issuable upon exercise of warrants; and 229,636 shares of common stock issuable upon conversion of 5.0 shares of Series C Convertible Preferred Stock.
(19)	Represents: 1,142,856 shares of common stock issuable upon conversion of 285,714 shares of Series D Convertible Preferred Stock; and 571,428 shares of common stock issuable upon exercise of warrants.
(20)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; 57,144 shares of common stock issuable upon exercise of warrants; and 152,211 shares of common stock issuable upon conversion of 3.3 shares of Series C Convertible Preferred Stock.
(21)	Represents: 1,000,000 shares of common stock issuable upon conversion of 250,000 shares of Series D Convertible Preferred Stock; and 500,000 shares of common stock issuable upon exercise of warrants.
(22)	Represents: 600,000 shares of common stock issuable upon conversion of 150,000 shares of Series D Convertible Preferred Stock; and 300,000 shares of common stock issuable upon exercise of warrants.
(23)	Represents: 400,000 shares of common stock issuable upon conversion of 100,000 shares of Series D Convertible Preferred Stock; and 200,000 shares of common stock issuable upon exercise of warrants.
(24)	Represents: Shares of common stock issuable upon exercise of warrants.

Description of Capital Stock

As of March 26, 2004 our authorized capital stock totaled 205,000,000 shares, consisting of:

(1)	200,000,000 shares of common stock, par value $0.01 per share, of which 46,003,604 shares were issued and outstanding. The 46,003,604 shares of common stock outstanding on March 26, 2004, does not include 5,463,125 shares of common stock issuable upon exercise of options granted under our 1991 Performance Equity Plan and 1998 Stock Plan and an aggregate of 27,012,145 shares of common stock issuable upon conversion of our outstanding Series C Convertible

Preferred Stock and our outstanding shares or shares committed to be issued of our Series D Convertible Preferred Stock and exercise of outstanding warrants or warrants committed to be issued to purchase shares of common stock.

(2)	5,000,000 shares of preferred stock, par value $.01 per share, of which

a.	25,000 shares are designated Series A junior participating preferred stock, none of which are issued and outstanding. However, the Series A junior participating preferred stock are subject to a Shareholder Rights Plan, in which preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding. See “– Series A Junior Participating Preferred Stock.”

b.	1,500 shares are designated as Series B Convertible Preferred Stock and were issued; but none of which remain outstanding.

c.	1,000 shares are designated Series C Convertible Preferred Stock, of which 750 shares were issued; but, of which approximately 252.9 shares remain outstanding.

d.	2,500,000 shares are designated Series D Convertible Preferred Common Stock, of which 1,250,000 shares are issued and outstanding and an additional 1,250,000 shares are committed to be issued pursuant to the Securities Purchase Agreement, subject to stockholder approval for such issuance.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends when declared by our board of directors, at their discretion, from legally available funds. The holders of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Upon liquidation or dissolution, the holders of our common stock are entitled to receive all assets available for distribution to shareholders, subject to the preferential rights of the holders of the Series C and Series D Convertible Preferred Stock and any other series of preferred stock that may be then outstanding.

Preferred Stock

Shares of preferred stock are issuable in one or more series at the time or times and for the consideration as our board of directors may determine. All shares of each series of preferred stock shall be equal in rank and identical in all respects. Authority is expressly granted to our board of directors to fix from time to time, by resolution or resolutions providing for

■	the establishment and/or issuance of any series of preferred stock;

■	the designation of any series of preferred stock;

■	the powers, preferences and rights of the shares of that series; and

■	the qualifications, limitations or restrictions of the preferred stock.

We currently have designated four series of preferred stock. Each series of preferred stock is summarized below. While we have no present intention to issue shares of any additional series of preferred stock, any such issuance could dilute the equity of the outstanding shares of common stock and could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any newly issued preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock.

Series A Junior Participating Preferred Stock. Under our Shareholder Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding. Each purchase right entitles the holder to purchase one-thousandth of a share of our Series A junior participating preferred stock, par value $0.01 per share, at an exercise price of $50. These purchase rights will not be exercisable unless a person or group acquires, or announces the intent to acquire, beneficial ownership of 20% or more of our common stock.

Each share of Series A junior participating preferred stock shall entitle the holder to 1,000 votes on all matters submitted to a vote of our stockholders.

Subject to the rights of the holders of any series of preferred stock ranking senior to the Series A junior participating preferred stock with respect to dividends, each holder of a share of Series A junior participating preferred stock, in preference to the holders of shares of common stock, will be entitled to a dividend equal to one thousand times any dividend declared per share of common stock.

Upon our liquidation or dissolution, holders of Series A junior participating preferred stock are entitled to: $1,000 per share, plus accrued and unpaid dividends and distributions, or an aggregate amount per share (subject to adjustment) equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock, before we make any distributions to the holders of stock ranking junior to the Series A junior participating preferred stock; or pro rata distributions in proportion to the total amounts to which all holders of stock ranking in parity with the Series A junior participating preferred stock are entitled before we make any distributions to those other holders.

In the case of any consolidation, merger, combination or other transaction in which shares of common stock are exchanged, each share of Series A junior participating preferred stock shall be similarly exchanged into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which each share of common stock is exchanged.

The Series A junior participating preferred stock ranks, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of preferred stock. Whenever dividends or distributions payable on the Series A junior participating preferred stock are in arrears, we cannot, until all accrued and unpaid dividends and distributions, whether or not declared, on the Series A junior participating preferred stock outstanding have been paid:

■	declare or pay dividends, or make any other distributions, on any stock ranking junior to the Series A junior participating preferred stock;

■	declare or pay dividends, or make any other distributions, on any stock ranking on a parity with the Series A junior participating preferred stock, except dividends paid ratably on the Series A junior participating preferred stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

■	redeem or purchase or otherwise acquire any stock ranking junior to the Series A junior participating preferred stock, provided that we may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for any of our stock ranking junior to the Series A junior participating preferred stock; or

■	redeem or purchase or otherwise acquire any Series A junior participating preferred stock, or any shares of stock ranking on a parity with the Series A junior participating preferred stock, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

The shares of Series A junior participating preferred stock are also subject to antidilution provisions which are triggered in the event of stock splits, recapitalizations, or other dilutive transactions. The Series A junior participating preferred stock is not redeemable.

Series B Convertible Preferred Stock. 1,500 shares of Series B Convertible Preferred Stock were issued however, all of such shares have been converted into shares of our common stock as of March 26, 2004 and none of such shares remain issued and outstanding.

Series C Convertible Preferred Stock. The following is a summary of the material terms of the Series C Convertible Preferred Stock, as those terms have been revised pursuant to an Acknowledgement and Waiver Agreement, dated as of February 17, 2004. The underlying documents for the Series C Convertible Preferred Stock are a securities purchase agreement, a registrations rights agreement, a certificate of amendment, all of which have been filed as exhibits to our Form 8-K filed with the Commission on October 12, 2000, a letter of understanding and term sheet filed as exhibits to our report on Form 8-K filed with the Commission on March 22, 2002, an agreement filed as an exhibit to our report on Form 8-K filed with the Commission on January 6, 2003 and an acknowledgement and waiver agreement filed as an exhibit to our Form 8-K filed with the Commission on February 17, 2004.

Background. On October 10, 2000, we issued 750 shares of the Series C Convertible Preferred Stock, $10,000 stated value per share for $7.5 million in a private placement to an investor. As of March 26, 2004, approximately 252.9 shares of Series C Convertible Preferred Stock remain outstanding and are beneficially owned by certain of the Selling Stockholders.

General Terms of the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock has no voting rights other than as required by law, and is not entitled to receive dividends. However, the holders of Series C Convertible Preferred Common Stock prior to February 17, 2004 were entitled to receive an additional amount in cash or shares of common stock, at our option, upon conversion of the Series C Convertible Preferred Stock. Subsequent to February 17, 2004, holders of Series C Convertible Preferred Stock are no longer entitled to any further additional amounts.

In the event of our liquidation or dissolution, the holders of the Series C Convertible Preferred Stock are entitled to receive in cash out of our assets an amount per share equal to $10,000 plus $1,671, the additional amount described above. The holders of Series C Convertible Preferred Stock are entitled to receive these amounts in preference to the holders of our common stock and any other junior class of our capital stock.

Conversion. Each share of Series C Convertible Preferred Stock is convertible into shares of the common stock at the option of the holder. The number of shares of common stock into which a share of Series C Convertible Preferred Stock may be converted (the “conversion rate”) is equal to $10,000 plus the additional amount divided by the conversion price of $0.2551 of the Series C Convertible Preferred Stock. Thus, assuming the conversion of all 252.9 outstanding shares of Series C Convertible Preferred Stock, we would be required to issue a total of 11,572,551 shares of common stock, subject to adjustment for certain stock splits, recapitalizations, or other dilutive transactions.

Limitations on Conversion. The issuance of shares of common stock upon conversion of the Series C Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, not to beneficially own in excess of 9.99% of the outstanding shares of common stock. We have agreed to request the approval of our stockholders to amend the terms of the Series C Preferred Stock to eliminate the 9.99% restriction referenced above. These calculations exclude the number of shares of common stock which would be issuable upon:

■	conversion of the remaining, nonconverted shares of Series C Convertible Preferred Stock beneficially owned by the holder and its affiliates;

■	exercise or conversion of any of the unexercised or unconverted portion of any other of our securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

These limitations do not prevent the holder from reducing its beneficial ownership by sale or other transfer of common stock, and then acquiring additional shares of common stock, up to the beneficial ownership limits, by conversion of shares of Series C Convertible Preferred Stock.

Other Terms. The transaction documents relating to the Series C Convertible Preferred Stock contain other representations, warranties, agreements and indemnification obligations of Andrea. The operative agreements

■	contain a right of first refusal in favor of the investors which applies to certain of our private equity financings for one year after the initial closing,

■	restrict our ability to redeem, pay any cash dividends and make certain distributions on our common stock,

■	limit our ability to issue senior preferred stock, and

■	prohibit us from entering into certain related party transactions except as set forth in the securities purchase agreement.

The shares of Series C Convertible Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain “excluded securities” (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series C Convertible Preferred Stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series C Convertible Preferred Stock.

Series D Convertible Preferred Stock. The following is a summary of the material terms of the Series D Convertible Preferred Stock. The underlying documents for the Series D Convertible Preferred Stock are a securities purchase agreement, registration rights agreement and a certificate of amendment, all filed as exhibits to our Form 8-K filed with the Commission on February 26, 2004.

Background. On February 23, 2004, the Selling Stockholders purchased 1,250,000 shares of the Series D Convertible Preferred Stock and warrants, for an aggregate of $1,250,000. Subject to various terms and conditions, these 1,250,000 shares of Series D Convertible Preferred Stock, among other things, are convertible into 5,000,000 shares of common stock (a conversion price of $0.25 per share) and the warrants are exercisable for an aggregate of 2,500,000 shares of our common stock (an exercise price of $0.38 per share). The Selling Stockholders have also agreed to purchase an additional 1,250,000 shares of Series D Convertible Preferred Stock and warrants convertible into or exercisable for an aggregate of 7,500,000 shares of common stock, subject to the approval of our stockholders. For more information regarding the warrants, see “—Warrants.”

General Terms of the Series D Convertible Preferred Stock. The Series D Convertible Preferred Stock has no voting rights other than as required by law, and is not entitled to receive dividends. In the event of our liquidation or dissolution, the holders of the Series D Convertible Preferred Stock are entitled to receive in cash out of our assets an amount per share equal to $1.00. The holders of Series D Convertible Preferred Stock are entitled to receive these amounts in preference to the holders of our common stock and any other junior class of our capital stock.

Conversion. Each share of Series D Convertible Preferred Stock is convertible into four shares of common stock at the option of the holder (a conversion price of $0.25 per share, subject to adjustment for certain stock splits, recapitalizations, or other dilutive transactions).

Limitations on Conversion. The issuance of shares of common stock upon conversion of the Series D Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% of then outstanding shares of our common stock, and except that each holder has a right to terminate such limitation upon 61 days notice to us. These calculations exclude the number of shares of common stock which would be issuable upon:

■	conversion of the remaining, nonconverted shares of Series D Convertible Preferred Stock beneficially owned by the holder and its affiliates;

■	exercise of the warrants issued in connection with the Series D Convertible Preferred Stock beneficially owned by the holder and its affiliates; and

■	exercise or conversion of any of the unexercised or unconverted portion of any other of our securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

These limitations do not prevent the holder from reducing its beneficial ownership by sale or other transfer of common stock, and then acquiring additional shares of common stock, up to the beneficial ownership limits, by conversion of shares of Series D Convertible Preferred Stock.

Registration of Shares. We are obligated by a registration rights agreement to register the common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the common stock warrants, and such registration statement must be declared effective by the Commission in no event later than June 12, 2004. If the registration statement is not declared effective by the Commission by June 12, 2004 we must pay to each holder of such registerable securities an amount in cash per outstanding Convertible Preferred Common Stock held equal to the product of (a) .0005 multiplied by (b) either (x) the number of days after the schedule effectiveness deadline that the registration statement is not declared effective by the Commission, or (y) the number of days that sales cannot be made pursuant to the registration statement after the registration statement had been declared effective by the Commission, as the case may be.

We have agreed to indemnify the holders of registerable securities against liabilities under the Securities Act in connection with the registration of the common stock issuable upon conversion of the Series D Convertible Preferred Stock. To the extent any indemnification is prohibited or limited by law, we have agreed to make the maximum contribution with respect to any amounts for which we would otherwise be liable under the registration rights agreement to the fullest extent permitted by law. The holders will similarly indemnify us.

Other Terms. The transaction documents relating to the Series D Convertible Preferred Stock and warrants contain other representations, warranties, agreements and indemnification obligations of Andrea. The operative agreements

■	contain a right of first refusal in favor of the investors which applies to certain of our private equity financings for one year after the initial closing,

■	restrict our ability to redeem, pay any cash dividends and make certain distributions on our common stock,

■	limit our ability to issue senior preferred stock, and

■	prohibit us from entering into certain related party transactions except as set forth in the securities purchase agreement.

The shares of Series D Convertible Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain “excluded securities” (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series D Convertible Preferred Stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series D Convertible Preferred Stock.

Warrants. The outstanding warrants are exercisable to purchase an aggregate of 2,877,094 shares of common stock, at an exercise price of $0.38 per share. The exercise price is subject to adjustment, in the event of stock dividends, distributions, stock splits or reverse stock splits, and also for adjustment in the event of reclassifications, exchanges, reorganizations, mergers and similar events. The warrants are exercisable at any time after August 23, 2004 and prior to February 23, 2009.

In addition, the warrants which we are committed to issue pursuant to the Securities Purchase Agreement dated February 20, 2004, including the additional warrants to be issued to Knightsbridge Capital Holdings, will be exercisable for a total of an additional 2,562,500 shares of common stock. The exercise price of these warrants will be the closing sales price of our common stock on the trading day immediately pursuant to the date of issuance of such warrants. These warrants will be exercisable at anytime after August 23, 2004 and prior to February 23, 2009.

Additional Information Regarding the Terms of the Series D

Convertible Preferred Stock and Warrants

Copies of the relevant documents regarding the issuance of the Series D Preferred Stock and the warrants were filed with the Securities and Exchange Commission as exhibits to our Current Report on Form 8-K, filed as of February 26, 2004. Shareholders desiring a more complete understanding of these securities are urged to refer to such disclosures and exhibits.

We will furnish to any shareholder upon receipt of a written or oral request, to the Corporate Secretary copies of this Current Report on Form 8-K, including exhibits, without charge, Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York 11747 (631) 719-1800.

Plan Of Distribution

We are registering the shares of common stock to permit the resale of shares of common stock by the holder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

■	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

■	in the over-the-counter market,

■	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

■	through the writing of options, whether such options are listed on an options exchange or otherwise, or

■	through short sales.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in sales of shares pursuant to this prospectus will be subject to applicable provisions of the Exchange Act and the Exchange Act’s rules and regulations, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $81,670 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any.

In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder for use in this prospectus or we will be entitled to contribution.

The Selling Stockholders have advised us that it purchased the Series D Convertible Preferred Stock in the ordinary course of its business and, at the time the Selling Stockholders purchased the Series D Convertible Preferred Stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

Legal Matters

Legal matters with respect to our common stock being offered hereby have been passed upon for us by our counsel, Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C.

Experts

The consolidated financial statements and schedules of Andrea incorporated in this prospectus and registration statement by reference to our annual report on Form 10-K have been audited by Marcum & Kliegman LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional office of the Commission at The Woolworth Building, 233 Broadway, New York, New York 10279. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the common stock. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its web site.

We furnish our stockholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deem appropriate or as may be required by law.

Incorporation Of Certain Information By Reference

We have filed the following documents with the Commission. We are incorporating these documents in this prospectus, and they are a part of this prospectus.

1.	Our annual report on Form 10-KSB for the fiscal year ended December 31, 2003;

2.	The description of our common stock, par value $0.01 per share, contained in

a.	our registration statement filed under the Exchange Act of 1934, as amended, No. 1-4324, as declared effective on February 28, 1967

b.	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 10-K for the year ended December 31, 1992)

c.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 10-K for the year ended December 31, 1997)

d.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed November 30, 1998)

e.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed June 22, 1999)

f.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000)

g.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated August 22, 2001 (incorporated by reference to Exhibit 3.6 of the Registrant’s Annual Report on Form 10-K filed April 1, 2002)

h.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated February 5, 2003 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-A/A filed February 6, 2003)

i.	Certificate of Amendment to the Certificate of Incorporation of the Registrant dated February 23, 2004 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-K filed February 26, 2004)

j.	any subsequent amendment(s) or report(s) filed for the purpose of updating such description.

We are also incorporating by reference in this prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended, after the date of this prospectus. Such documents are incorporated by reference in this prospectus and are a part of this prospectus from the date we file the documents with the Commission.

If we file with the Commission any document that contains information that is different from the information contained in this prospectus, you may rely only on the most recent information which we have filed with the Commission.

We will provide a copy of the documents referred to above without charge if you request the information from us. Requests for such copies should be directed to us in writing at our principal executive offices at Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York, 11747, attention: Corporate Secretary.

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized any person to provide you with any different information. If anyone provides you with different or inconsistent information you should not rely on it. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering herein contained and, if given or made, such information or representations must not be relied upon as having been authorized by us or the Selling Stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation.

Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof or that any information contained herein is correct as to any of the time subsequent to its date. However, we have undertaken to amend the registration statement of which this prospectus is a part to reflect any facts or events arising after the effective date thereof which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. It is anticipated, however, that most updated information will be incorporated herein by reference to our reports filed under the securities exchange act of 1934. See “Documents Incorporated By Reference.”

All dealers effecting transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

15,439,594 SHARES

ANDREA ELECTRONICS CORPORATION

COMMON STOCK

PROSPECTUS

May             , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Registration Fee—Securities and Exchange Commission	$470
American Stock Exchange Listing Fee	45,000
Legal Fees and Disbursements*	30,000
Accounting Fees and Disbursements*	5,000
Legal Fees and Expenses in Connection with Blue Sky Filings	1,200

Total	$81,670

*	Estimated.

Item 15.	Indemnification Of Directors And Officers.

Section 722 of the Business Corporation Law of the State of New York empowers a New York corporation to indemnify any person made, or threatened to be made, a party to any action or proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that such person, such person’s testator or such person’s intestate is or was a director or officer of the corporation, or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

The termination of any action or proceeding by judgment, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise not opposed to, the best interests of the corporation, or had reasonable cause to believe that such person’s conduct was unlawful.

In the case of an action by or in the right of the corporation, Section 722 empowers a corporation to indemnify any person made or threatened to be made a party to any action in any of the capacities set forth above against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by such person in connection with the defense or settlement of such action or an appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the corporation, except that indemnification is not permitted in respect of

(1)	a threatened action or pending action which is settled or otherwise disposed of or

(2)	any claim, issue, or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action was brought, or if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Section 723 provides that a New York corporation is required to indemnify a person who has been successful, on the merits or otherwise, in the defense of an action described in Section 722.

Section 721 provides that indemnification provided for by Section 722 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws,

(a)	a resolution of shareholders,

(b)	a resolution of directors, or

(c)	an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated.

Andrea’s Certificate of Incorporation provides that the personal liability of the directors of Andrea is eliminated to the fullest extent permitted by Section 402(b) of the Business Corporation Law of the State of New York. In addition, the By-Laws of Andrea provide in substance that, to the fullest extent permitted by New York law, each director and officer shall be indemnified by Andrea against reasonable expenses, including attorneys’ fees, and any liabilities which such officer may incur in connection with any action to which such officer may be made a party by reason of being or having been a director or officer of Andrea. The indemnification provided by Andrea’s By-Laws is not deemed exclusive of or in any way to limit any other rights which any person seeking indemnification may be entitled.

Item 16.	Exhibits.

A.	Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 10-K for the year ended December 31, 1992)

3.2	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 10-K for the year ended December 31, 1997)

3.3	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed November 30, 1998)

3.4	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed June 22, 1999)

3.5	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000)

3.6	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated August 22, 2001 (incorporated by reference to Exhibit 3.6 of the Registrant’s Annual Report on Form 10-K filed April 1, 2002)

3.7	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated February 5, 2003 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-A/A filed February 6, 2003)

3.8	Certificate of Amendment to the Certificate of Incorporation of the Registrant dated February 23, 2004 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-K filed February 26, 2004)

3.9	Amended By-Laws of Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed November 30, 1998)

4.1	Securities Purchase Agreement, dated as of June 10, 1998, relating to the sale of the Registrant’s 6% Convertible Notes due June 10, 2000 (with forms of Note and Registration Rights Agreement attached thereto) (incorporated by reference to Exhibit 4.1 of the Registrant’s Form S-3, No. 333-61115, filed August 10, 1998)

4.2	Securities Purchase Agreement, dated October 5, 2000, by and between HFTP Investment L.L.C. and the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000)

4.3	Registration Rights Agreement, dated October 5, 2000, by and between HFTP Investment L.L.C. and the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000)

4.4	Rights Agreement, dated as of April 23, 1999 between Andrea and Continental Stock Transfer and Trust Company, as Rights Agent, including the form of Certificate of Amendment to Certificate of Incorporation as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Series A Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed May 7, 1999)

4.5	Securities Purchase Agreement, dated as of February 20, 2004, by and between the Registrant and the Selling Stockholders (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed February 26, 2004)

4.6	Registration Rights Agreement, dated as of February 23, 2004, by and between the Selling Stockholders and the Registrant (incorporated by reference Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed February 26, 2004)

5.1	Form of Opinion of Counsel

23.1	Consent of Independent Public Accountants

23.2	Consent of Counsel (contained in Exhibit 5.1)

24.1	Power of Attorney relating to subsequent amendments (contained in a signature page)

B.	Financial Statements & Schedules

All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission either are not required under the related instructions or the information required to be included therein has been included in the financial statements of Andrea.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 6th day of April, 2004.

ANDREA ELECTRONICS CORPORATION

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under “SIGNATURES” constitutes and appoints, Douglas J. Andrea, Paul E. Donofrio and Corisa L. Guiffre, his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

By:	/s/ Paul E. Donofrio

Paul E. Donofrio President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Douglas J. Andrea Douglas J. Andrea	Chairman of the Board and Corporate Secretary	April 6, 2004

/s/ Paul E. Donofrio Paul E. Donofrio	President and Chief Executive Officer and Director	April 6, 2004

/s/ Corisa L. Guiffre Corisa L. Guiffre	Vice President and Chief Financial Officer	April 6, 2004

/s/ John R. Corteau John R. Croteau	Director	April 2, 2004

/s/ Gary A. Jones Gary A. Jones	Director	April 2, 2004

/s/ Scott Koondel Scott Koondel	Director	April 6, 2004

/s/ Louis Libin Louis Libin	Director	April 2, 2004

/s/ Joseph J. Migliozzi Joseph J. Migliozzi	Director	April 2, 2004

/s/ Jonathan Spaet Jonathan Spaet	Director	April 6, 2004

EXHIBIT INDEX

(Pursuant to Item 601 of Regulation S-K)

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 10-K for the year ended December 31, 1992)

3.2	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 10-K for the year ended December 31, 1997)

3.3	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed November 30, 1998)

3.4	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed June 22, 1999)

3.5	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000)

3.6	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated August 22, 2001 (incorporated by reference to Exhibit 3.6 of the Registrant’s Annual Report on Form 10-K filed April 1, 2002)

3.7	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated February 5, 2003 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-A/A filed February 6, 2003)

3.8	Certificate of Amendment to the Certificate of Incorporation of the Registrant dated February 23, 2004 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-K filed February 26, 2004)

3.9	Amended By-Laws of Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed November 30, 1998)

4.1	Securities Purchase Agreement, dated as of June 10, 1998, relating to the sale of the Registrant’s 6% Convertible Notes due June 10, 2000 (with forms of Note and Registration Rights Agreement attached thereto) (incorporated by reference to Exhibit 4.1 of the Registrant’s Form S-3, No. 333-61115, filed August 10, 1998)

4.2	Securities Purchase Agreement, dated October 5, 2000, by and between HFTP Investment L.L.C. and the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000)

4.3	Registration Rights Agreement, dated October 5, 2000, by and between HFTP Investment L.L.C. and the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000)

4.4	Rights Agreement, dated as of April 23, 1999 between Andrea and Continental Stock Transfer and Trust Company, as Rights Agent, including the form of Certificate of Amendment to Certificate of Incorporation as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Series A Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed May 7, 1999)

4.5	Securities Purchase Agreement, dated as of February 20, 2004, by and between the Registrant and the Selling Stockholders (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed February 26, 2004)

4.6	Registration Rights Agreement, dated as of February 23, 2004, by and between the Selling Stockholders and the Registrant (incorporated by reference Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed February 26, 2004)

5.1	Form of Opinion of Counsel

23.1	Consent of Independent Public Accountants

23.2	Consent of Counsel (contained in Exhibit 5.1)

24.1	Power of Attorney relating to subsequent amendments (contained in a signature page)